Exhibit 99.1

Tencent Music Entertainment Group to Hold Annual General Meeting and Class Meetings on December 30, 2022

SHENZHEN, China, Nov. 22, 2022 /PRNewswire/ – Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at the Hong Kong Club Building, 10th Floor, 3A Chater Road, Central, Hong Kong on Friday, December 30, 2022 at 9:55 A.M. (Beijing/Hong Kong Time) (or soon after the Class A Meeting and the Class B Meeting, both of which are defined below), for the purposes of considering and, if thought fit, passing each of the Proposed Resolutions as defined and set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice and the form of proxy for the AGM are available on the Company’s website at ir.tencentmusic.com on November 22, 2022. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

The Company will hold a class meeting of holders of Class A ordinary shares with a par value of US$0.000083 each (the “Class A Meeting”) and a class meeting of holders of Class B ordinary shares with a par value of US$0.000083 each (the “Class B Meeting”) for the purposes of considering and, if thought fit, passing the Class-based Resolution as defined and set forth in the meeting notices of the Company dated November 22, 2022 (Beijing/Hong Kong Time). Each of the Class A Meeting and Class B Meeting will be convened on the same date and at the same place as the AGM, with Class A Meeting to be held at 9:00 A.M. (Beijing/Hong Kong Time) and the Class B Meeting to be held at 9:35 A.M. (Beijing/Hong Kong Time) (or soon after the Class A Meeting). The notices and forms of proxy for each of the Class A Meeting and the Class B Meeting are available on the Company’s website at ir.tencentmusic.com on November 22, 2022.

Holders of record of the Company’s ordinary shares as of the close of business on Wednesday, November 23, 2022 (Beijing/Hong Kong Time), are entitled to receive notice of, and to attend and vote at, the AGM or any adjournment or postponement thereof, and, as applicable, the Class A Meeting or the Class B Meeting. Holders of record of ADSs as of the close of business on Wednesday, November 23, 2022 (U.S. Eastern Time) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, or indirectly through a bank, brokerage or other securities intermediary, as the case may be.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at ir.tencentmusic.com and on the SEC’s website at http://www.sec.gov.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to use technology to elevate the role of music in people’s lives by enabling them to create, enjoy, share and interact with music. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group